SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V204
(CUSIP Number)

Mitchell J. Nelson, 902 Broadway, 11th Floor, New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications)

12/03/2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	162,268
SHARES BENEFICIALLY	8	SHARED VOTING POWER	21,218,686
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	162,268
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	21,218,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,380,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share (the “Common Stock”), of Viggle Inc., a Delaware corporation (the “Company”).   The address of the principal executive offices of the Company is 902 Broadway, 11th Floor, New York, NY  10010.  The Reporting Person filed Amendment No. 10 to this Schedule 13D on March 20, 2015.

Item 2.  Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 902 Broadway, 15th Floor, New York, NY 10010.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make purchases of the Company’s securities.

Item 4.  Purpose of Transaction.

This Amendment No. 11 to Schedule 13D is filed to report a transaction pursuant to which Sillerman Investment Company IV LLC (“SIC IV”), of which the Reporting Person is the sole member and manager, acquired 8,750,000 shares of the Company’s Common Stock.

On June 11, 2015, SIC IV and the Company entered into a Line of Credit Grid Note (the Line of Credit”), pursuant to which SIC IV agreed to loan the Company up to $10,000,000.  As of December 3, 2015, the Company had borrowed $8,675,000 under the Line of Credit.

On November 18, 2015, Viggle Inc. (the “Company”) received a letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“NASDAQ”) notifying the Company that the Staff has determined that the Company violated the continuing listing requirements of Nasdaq’s Listing Rule 5550(b)(1).  Listing Rule 5550(b)(1) requires that companies listed on the NASDAQ Capital Market are required to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing.  The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 reported stockholders’ equity of $2,107,000.

On December 3, 2015, the Company and SIC IV entered into a subscription agreement (the “Subscription Agreement”) pursuant to which SIC IV subscribed for 8,750,000 shares of the Company’s Common Stock at a purchase price of $0.47 per share.  This resulted in SIC IV paying a total of $4,112,500.00 for the shares of Common Stock for which it subscribed.  SIC IV paid the purchase price by reducing the amounts outstanding pursuant to the Line of Credit.  After payment of the purchase price for the shares, there is $4,562,500 in outstanding principal amount under the Line of Credit.

The purchase of the shares of Common Stock and corresponding reduction in the Company’s debt outstanding under the Line of Credit will enhance the Company’s ability to regain compliance with the listing requirements of the Nasdaq Capital Market.

In addition, the acquisition of shares of Common Stock will facilitate the Company’s pursuit of transactions, as the Company explores strategic alternatives.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 4 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) (b)
As of December 3, 2015, the Reporting Person is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 162,268 shares of Common Stock, and shared power to vote or to dispose or to direct the disposition of 21,218,686 shares of Common Stock.  Accordingly, that total of 21,380,954 represents approximately 55.9% of the outstanding shares of Common Stock.  These shares consist of:

1.	8,230,623 shares of Common Stock held by Sillerman Investment Company III LLC (“SIC III”), of which the Reporting Person is the sole member and manager;

2.	8,750,000 shares of Common Stock held by SIC IV, of which the Reporting Person is the sole member and manager;

3.	225,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $3.51 per share;

4.	150,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $2.98 per share;

5.	775,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $3.63 per share;

6.	350,000 shares of Common Stock subject to warrants held by SIC III that are exercisable at $1.78 per share;

7.	2,500,000 shares of Common Stock issuable as of December 3, 2015 upon the conversion of 10,000 shares of Series C Convertible Preferred Stock of held by SIC III;

8.	37,268 shares of Common Stock held directly by Mr. Sillerman;

9.	125,000 shares of Common Stock subject to warrants held by Mr. Sillerman that are exercisable at $80.00 per share.

10.
62,500 shares of Common Stock subject to warrants held by Sillerman Investment Company II, LLC (“SIC II”), of which Mr. Sillerman is the sole member and manager, which warrants are exercisable at $55.20 per share; and

11.	175,562.5 shares of Common Stock subject to warrants held by SIC II that are exercisable at $80.00 per share.

The percentage of the outstanding shares set forth above was calculated based on  33,891,030 shares of Common Stock outstanding as of December 3, 2015.

Except as set forth above, as of December 3, 2015, the Reporting Persons has not effected any transactions in the shares of Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On October 24, 2014, the Company and SIC III entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which SIC III agreed to purchase certain securities issued by the Company for a total of $30,000,000. These securities included a Line of Credit Promissory Note (the “Note”) issued by the Company to SIC III.  The Note provides for a $20,000,000 line of credit to the Company.  In addition, SIC III agreed to purchase 10,000 shares of Series C Convertible Preferred Stock of the Company for a total of $10,000,000. The Company also agreed to issue to SIC III warrants to purchase 1,500,000 shares of Common Stock, with warrants to purchase 50,000 shares of Common Stock to be issued for every $1,000,000 the Company draws under the Note and every $1,000,000 paid by SIC III for shares of Series C Convertible Preferred Stock. The exercise price of the warrants was to be 10% above the closing price of the shares of the Common Stock on the date prior to the issuance of the applicable warrants.  Exercise of the warrants was subject to approval of the Company’s stockholders, which the Company obtained on January 13, 2015, at the Company’s 2015 Annual Meeting of Stockholders.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is attached as Exhibit 3.1 and incorporated herein by reference.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 5 of 7 Pages

Line of Credit Note

On October 24, 2014, the Company issued the Note to SIC III. The Note provides a right on the part of the Company to request advances under the Note from time to time. On October 24, 2014, SIC III made an initial advance under the Note of $4,500,000. On December 14, 2014, SIC III made an additional advance under the Note in the amount of $15,500,000.   As of March 19, 2015, the outstanding principal amount of the Note is $20,000,000.

The Note bears interest at a rate of 12% per annum, payable in cash on a quarterly basis. In addition, the Note provides for a 3% discount, such that the amount advanced by SIC III was 3% less than the associated principal amount of the advance. From and after the occurrence and during the continuance of any event of default under the Note, the interest rate is automatically increased to 17% per annum.

The Note is not convertible into equity securities of the Company.

If an event of default occurs under the Note, SIC III has the right to require the Company to repay all or any portion of the Note.  Events of default under the Note include payment defaults, and certain bankruptcy-type events involving the Company. The Company may, at its option, prepay the Note, in whole or in part. If the Company chooses to prepay the Note, it is required to prepay a fixed lump sum in the amount of 106% of the principal amount then being prepaid, plus interest accrued thereon.  In the event that the Company issues primary shares in a public offering at an offering price above $5.00 per share, the Company may use up to 33% of the proceeds to prepay the Note at par plus accrued and unpaid interest.  Upon the occurrences of certain changes of control, SIC III has the right to require the Company to repay the entire amount of the Note on the prepayment terms set forth above.

The Note also contains certain covenants and restrictions, including, among others, that, for so long as the Note is outstanding, the Company will not, without the consent of the holder of the Note, (i) make any loan or advance in excess of $500,000 to any officer, director, employee of affiliate of the Company (except advances and similar expenditures: (a) under the terms of employee stock or option plans approved by the Board of Directors, (b) in the ordinary course of business, consistent with past practice or (c) to its subsidiaries), (ii) incur any indebtedness that exceeds $1,000,000 in the aggregate other than indebtedness outstanding under the Note, (iii) guaranty any indebtedness of any unaffiliated third party, (iv) change the principal business of the Company or exit the Company's current business, provided that the foregoing is subject to the Board's compliance with its fiduciary duties, (v) sell, assign, or license material technology or intellectual property of the Company except (a) in the ordinary course of business, consistent with past practice, (b) sales and assignments thereof in any 12 month period that do not have a fair market value in excess of $500,000 or (c) in connection with a change of control transaction, (vi) enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of its assets that have a fair market value in excess of $1,000,000 or (vii) liquidate or dissolve the Company or wind up the business of the Company, except in connection with changes of control or merger, acquisition or similar transactions or as approved by the Company’s Board in compliance with their fiduciary duties.

The foregoing description of the Note is not complete and is subject to and qualified in its entirety by reference to the Note, which is attached as Exhibit 3.2 and incorporated herein by reference

Series C Convertible Preferred Stock

On November 25, 2014, pursuant to the Securities Purchase Agreement described above, SIC III purchased from the Company 3,000 shares of Series C Convertible Preferred Stock of the Company for $3,000,000.  In addition, on March 16, 2015, SIC III purchased 7,000 shares of Series C Convertible Preferred Stock pursuant to the Securities Purchase Agreement for a purchase price of $7,000,000.

The shares of Series C Convertible Preferred Stock have a stated value of $1,000 per share (the "Stated Value").

Each share of Series C Convertible Preferred Stock entitles its holder to receive dividends (“Dividends”) on such share equal to 12% per annum (the “Dividend Rate”) of the Stated Value before any Dividends shall be declared, set apart for or paid upon any junior stock or parity stock.  Dividends on a share of Series C Convertible Preferred Stock accrue daily at the Dividend Rate, compound annually, are computed on the basis of a 360-day year consisting of twelve 30-day months and are convertible into shares of Common Stock in connection with the conversion of such share of Series C Convertible Preferred Stock.

Each share of Series C Convertible Preferred Stock is convertible, at the option of the holders, on the basis of its Stated Value and accrued, but unpaid Dividends, into shares of Common Stock at a conversion price of $4.00 per share of Common Stock.

The Company may redeem any or all of the outstanding shares of Series C Convertible Preferred Stock at any time at the then current Stated Value plus accrued Dividends thereon plus a redemption premium equal to the Stated Value multiplied by 6%. However, no premium will be due to the extent the redemption of shares of Series C Convertible Preferred Stock uses up to 33% of proceeds of a public offering of shares of Common Stock at a price of $5.00 or more per share.

The Company is required to redeem all outstanding shares of Series C Convertible Preferred Stock on the tenth (10th) business day immediately following the fifth anniversary of its issuance. However, the Company will have no obligation to mandatorily redeem any shares of Series C Convertible Preferred Stock at any time that (x) the Company does not have surplus under Section 154 of the Delaware General Corporation Law (the “DGCL”) or funds legally available to redeem all shares of Series C Convertible Preferred Stock, (y) the Company's capital is impaired under Section 160 of the DGCL or (z) the redemption of any shares of Series C Convertible Preferred Stock would result in an impairment of the Company's capital under Section 160 of the DGCL; provided, that if the Company is prohibited from redeeming the shares of Series C Convertible Preferred Stock on due to those limitations, the Company will be obligated to redeem the shares of Series C Convertible Preferred Stock as soon as possible after such restrictions are no longer applicable.

Upon a change of control of the Company, each holder of shares of Series C Convertible Preferred Stock will be entitled to require the Company to redeem from such holder all of such holder's shares of Series C Convertible Preferred Stock so long as such holder requests such redemption in writing at least one (1) business day prior to the consummation of such change of control. The redemption amount per share equals the Stated Value thereof plus accrued Dividends plus a change of control premium equal to the Stated Value multiplied 6%.

The shares of Series C Convertible Preferred Stock are senior in liquidation preference to all shares of capital stock of the Company unless otherwise consented to by a majority of the holders of shares of Series C Convertible Preferred Stock.

The shares of Series C Convertible Preferred Stock have no voting rights except as required by law.

The consent of the holders of a majority of the shares of Series C Convertible Preferred Stock is necessary for the Company to amend the Series C Certificate of Designation for the shares of Series C Convertible Preferred Stock were issued.

The foregoing summary of the Series C Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designation for the shares of Series C Convertible Preferred Stock, which is attached as Exhibit 3.3 and incorporated herein by reference.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 6 of 7 Pages

Warrants

On October 24, 2014, in connection with the first drawdown of $4,500,000 under the Note, the Company issued to SIC III warrants to purchase 225,000 shares of the Company’s common stock. These warrants have an exercise price of $3.51.  On November 25, 2014, in connection with SIC III’s purchase of 3,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.98 per share.  On December 15, 2014, in connection with an advance of $15,500,000 under the Note, the Company issued to SIC III warrants to purchase 775,000 shares of Common Stock at an exercise price of $3.63 per share.  On March 16, 2015, in connection with SIC III’s purchase of 7,000 shares of Series C Convertible Preferred Stock, the Company issued to SIC III warrants to purchase 350,000 shares of the Company’s Common Stock at an exercise price of $1.78 per share.  Each of the warrants is exercisable for a period of ten (10) years from its date of issuance.

The foregoing summary of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of warrant, which is attached as Exhibit 3.4 and incorporated herein by reference.

Registration Rights Agreement

On October 24, 2014, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with SIC III pursuant to which the Company agreed to register the shares of the Company’s capital stock owned by SIC III. The Registration Rights Agreement allows SIC III to require the Company to register its shares. If the Company receives such a request from SIC III, the Company will use its best efforts to effect such registration. In addition, if the Company otherwise initiates a registration of shares of its capital stock (other than pursuant to a Registration Statement on Form S-4 or S-8, or any successor forms), SIC III will have a right to participate in such registration, subject to cutbacks set by the underwriter in such registration.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached as Exhibit 3.5 and incorporated herein by reference.

Options and Restricted Stock Units

Mr. Sillerman holds 37,268 shares of Common Stock that were issuable upon the vesting of restricted stock units.

Mr. Sillerman holds restricted stock units in respect of 124,072 shares of Common Stock granted pursuant to Company's 2011 Executive Incentive Plan.  These restricted stock units vested as to 31,018 shares on May 1, 2015, and will vest as to 31,018 shares on each of May 1, 2016, May 1, 2017, May 1, 2018 and May 1, 2019.  Because those unvested shares do not vest within the next 60 days, they have not been included in the share totals set forth herein.

The foregoing description of the restricted stock units held by Mr. Sillerman is not complete and is qualified in its entirety by reference to the full text of the 2011 Executive Incentive Plan, which is attached as Exhibit 3.6 and incorporated herein by reference.

Warrants held by SIC II

SIC II holds warrants to purchase 62,500 shares of Common Stock at an exercise price of $55.20 per share. The warrants are exercisable until September 16, 2018.

SIC II also holds warrants to purchase 175,562.5 shares of Common Stock at an exercise price of $80.00 per share.  The warrants are exercisable until various dates in 2018.

The foregoing description of the warrants held by SIC II is not complete and is qualified in its entirety by reference to the full text of the form of the warrant, which is attached as Exhibit 3.7 and incorporated herein by reference.

Subscription Agreement

SIC IV agreed to provide a Line of Credit to the Company of up to $10,000,000 (the “Line of Credit”). As of December 3, 2015, there was $8,675,000 in outstanding principal amount under the Line of Credit.  On December 3, 2015, the Company and SIC IV entered into a Subscription Agreement pursuant to which SIC IV subscribed for 8,750,000 shares of the Company’s common stock at a price of $0.47 per share.  Accordingly, the aggregate purchase price for such shares was $4,112,500.00. The Company and SIC IV agreed that SIC IV would pay the purchase price for such shares by reducing the amounts outstanding under the Line of Credit.  Accordingly, the principal amount of the Line of Credit was reduced to $4,562,500.00.

The foregoing description of the Subscription Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by, reference to the form of the Subscription Agreement attached hereto as Exhibit 3.8 and incorporated therein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 3.1
Securities Purchase Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.2
Line of Credit Promissory Note, dated as of October 24, 2014, issued by the Company in favor of Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.3	Certificate of Designations of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.4	Form of Warrant issuable pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.5
Registration Rights Agreement, dated as of October 24, 2014, by and between the Company and Sillerman Investment Company III LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on October 27, 2014)

Exhibit 3.6	2011 Executive Incentive Plan (incorporated by reference to Exhibit B to the Company’s Amended Information Statement on Form 14C filed by the Company on June 15, 2015)

Exhibit 3.7	Form of Warrant (incorporate by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 15, 2013)

Exhibit 3.8
Subscription Agreement, dated as of December 3, 2015, by and between the Company and Sillerman Investment Company IV LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 7, 2015)

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

/s/ Robert F.X. Sillerman
Insert Name

Insert Title

December 3, 2015
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